Resolution of Board of Directors
On July 16, 2010, the Board of Directors of POSCO resolved the following:

Agenda 1: Investment into AMCI(WA) Pty Ltd in Western Australia
POSCO decided to acquire a 49% stake in the AMCI(WA) Pty Ltd for approximately A$183 million.

2010 Interim Dividend Payout

1. Interim Dividends per Share: KRW 2,500 (in cash)
2. Total Amount of Interim Dividends: KRW 192,582,195,000
3. Payment Date: August 5, 2010 (Seoul time)